Lixiang Education Holding Co., Ltd.

No. 818 Hua Yuan Street

Liandu District, Lishui City, Zhejiang Province, 323000

People’s Republic of China

December 22, 2022

VIA EDGAR AS CORRESPONDENCE

Mr. Tony Watson

Mr. Adam Phippen

Mr. Nicholas Nalbantian

Ms. Cara Wirth

Division of Corporation Finance, Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lixiang Education Holding Co., Ltd.
Amendment No. 1 to Form 20-F for Fiscal Year Ended December 31, 2021 Filed on August 24, 2022
Response dated December 21, 2022
File No. 001-39559

Dear Mr. Watson, Mr. Phippen, Mr. Nalbantian and Ms. Wirth,

Lixiang Education Holding Co., Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), is submitting this letter to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 8, 2022 (the “December Comment Letter”) relating to the annual report on Form 20-F for the fiscal year ended December 31, 2021.

The Company intends to include the disclosure required by the Staff in the Amendment No. 2 to the annual report on Form 20-F for the fiscal year ended December 31, 2021 to be submitted on December 22, 2022 (the “Amended Annual Report”). Set forth below are the responses of the Company to the comments in the December Comment Letter. For ease of reference, each comment contained in the December Comment Letter is printed below in bold and is followed by the Company’s response.

Item 3. Key Information, page 5

Amendment No. 1 to Form 20-F For Fiscal Year Ended December 31, 2021

1.	We note your response to comment 3. Please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and any other material discussion of the VIEs throughout your annual report.

In response to the Staff’s comment, the Company has revised the disclosure in “Item 3. Key Information” section and any other material discussion of the VIEs throughout the Amended Annual Report.

2.	We note your response to comment 4, particularly the following proposed sentence:"[s]uch conditions include that (i) we control the VIEs through power to govern the activities which most significantly impact the VIEs’ economic performance, (ii) we are contractually obligated to absorb losses of the VIEs that could potentially be significant to the VIEs, and (iii) we are entitled to receive benefits from the VIEs that could potentially be significant to the VIEs." Please revise this sentence to make clear that the references to control and benefits are based on the conditions that you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, please provide your proposed revised disclosure for the entirety of the "Item 3. Key Information" section and any other material discussion of the VIEs throughout your annual report.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and any other material discussion of the VIEs throughout the Amended Annual Report.

3.	We note your response to comment 5 and reissue in part. Please include a cross-reference to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Annual Report.

4.	We note your response to comment 6 and reissue it. Please include the disclosure found in "Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements" in "Item 3. Key Information" in its entirety rather than a summary.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-3 of the Amended Annual Report.

For completeness of the Staff’s review, we also set forth below the Company’s responses to the comment letter dated September 23, 2022 and the subsequent oral comments of the Staff on October 26, 2022. For ease of reference, each comment contained in the comment letter dated September 23, 2022 is printed below in bold and is followed by the Company’s response. Some of the responses may overlap with the Company’s responses to the December Comment Letter set forth above. The Company nevertheless provides all the information that may be relevant and helpful to facilitate the Staff’s review.

Amendment No. 1 to Form 20-F For Fiscal Year Ended December 31, 2021 filed on August 24, 2022

Enforceability of Civil Liabilities, page 3

1.	We note your response to comment 20 and reissue it in part. In future filings, please name the directors, officers, or members of senior management located in the PRC/Hong Kong in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page v of the Amended Annual Report.

Item 3. Key Information, page 5

2.	We note your amended disclosure in response to comment 1. In future filings, please revise to indicate that your structure provides unique risks to investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Annual Report.

3.	We note your response to comment 3 and reissue it in part. In future filings, refrain from using terms such as “we” or “our” when describing activities or functions of a VIE as you do not have ownership or control of the VIE. For example, you disclose "we, through the VIE, Lishui Mengxiang, primarily offer high school education ... " and "our subsidiaries and consolidated VIEs." Please revise your disclosure in each instance throughout your annual report, as appropriate.

In response to the Staff’s comment, the Company has revised the disclosure in “Item 3. Key Information” section and any other material discussion of the VIEs throughout the Amended Annual Report.

4.	We note that in a number of places in the annual report you state that you control the VIEs, in future filings refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In addition, please make sure that any references to control or benefits that accrue to you because of the VIE are limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Lastly, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 and any other material discussion of the VIEs throughout the Amended Annual Report.

5.	We note your amended disclosure in response to comment 4. In future filings:

●	On page 18, where you cross-reference to "Item 8. Financial Information – Dividend Policy," please revise to include a description on such policy here.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Annual Report.

●	Disclose, in this section, that to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. Provide cross-references to the discussions in the summary risk factors and risk factors sections.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Annual Report.

●	Please provide a more detailed summary of your cash management policies including, but not limited to, (i) the levels that would require Chief Financial Officer and Chief Executive Officer approval, (ii) the source(s) of such policies, and(iii) if applicable, additional detail on how such policies impact cash transferred between you, your subsidiaries, the consolidated VIEs or investors.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Annual Report.

●	Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Amended Annual Report.

6.	We note your amended disclosure in response to comment 5, including your cross-reference to "Item 4. Information on the Company -- C. Organizational Structure -- Contractual Arrangements." In future filings, please revise to describe such contractual arrangements in "Item 3. Key Information" as well.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1-3 of the Amended Annual Report.

7.	We note your amended disclosure in response to comment 7, including that your PRC legal counsel, Beijing DeHeng Law Offices, has advised that your PRC subsidiaries and the VIEs are currently not required to obtain regulatory approval from the CSRC and the CAC. In future filings, please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8-9 of the Amended Annual Report.

8.	We note your amended disclosure in response to comment 11. In future filings, please revise to include your explanation as to why you believe you do not need CAC approval in the Key Information section, in the section titled "Permissions Required for Our Operations in China."

In response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Amended Annual Report.

The Holding Foreign Companies Accountable Act, page 10

9.	We note your new disclosure discussing the PCAOB, HFCAA and AHFCAA. In addition, when discussing the HFCAA in future filings, please update your disclosure throughout the annual report to discuss the fact that on August 26, 2022, the PCAOB signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 and page 34 of the Amended Annual Report.

Risk Factor Summary, page 11

10.	We note your additional disclosure in response to comment 6 and reissue it in part. In future filings, the risk factor summary section should include a summary and cross-reference to your PRC legal system risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amended Annual Report.

* * *

In connection with these responses, we acknowledge the following:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact Siyi Ye at +86-0578-2267142 or by email at irlxeh@lsmxjy.com.

Yours sincerely,

Lixiang Education Holding Co., Ltd.

By：	/s/ Biao Wei
Name:	Biao Wei
Title:	Chief Executive Officer

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